

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010   July 16, 2008

BY U.S. Mail and facsimile
Randal Hardy
Chief Executive Officer and Chief Financial Officer
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

>   Re: **Timberline Resources Corporation**
>   Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
>   Filed July 8, 2008
>
>   Form 10-QSB for the quarter ended December 31, 2007
>   Filed February 19, 2008
>   File No. 0-51549
>
>   Form 10-QSB for the quarter ended March 31, 2008
>   Filed May 15, 2008
>   File No. 0-51549
>
>   Form SB-2
>   Filed December 26, 2007
>   File No. 333-148336

Dear Mr. Hardy:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the quarter ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008

Changes in Internal Control Over Financial Reporting, page 19

1. We note your responses to our prior comments 2 and 3. Please file the revised Form 10-Qs on EDGAR.

Amendment No. 3 to Preliminary Proxy Statement

General

2. Please provide us with two copies of Amendment No. 3 to the Preliminary Proxy Statement *precisely* marked to reflect changes from the previous amendment that you filed on June 11, 2008, and file such marked amendment on EDGAR. We note, as two examples only, that the redline filed on EDGAR does not mark the changes made to the last paragraph on page 4 or the changes that were made to the Fairness Opinion. We may have further comments after looking at the corrected redline of Amendment No. 3.

Certain Relationships and Related Transactions

Kettle Agreement and Preferred Stock Repurchase, page 31

3. We note your response to our prior comment 8. Update your discussion of the purchase price for the Series A preferred stock in light of the partial buyback and partial conversion.

Selected Consolidated Financial and Operating Data of SMD, page 49

4. We note your disclosure on page 49 that, you "have not included financial information for the years ended December 31, 2003 and 2004, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2005, 2006 and 2007 and three months ended March 31, 2008." Please modify your disclosure to indicate, if true, that this information cannot be obtained without unreasonable effort or expense."

Selected Pro Forma Combined Financial Data And Unaudited Per Share Data, page 51

5. Please disclose historical and pro forma per share data required by Schedule 14A Item 14(b)(10) for 2005, 2006 and 2007 and any subsequent interim period reported in the Proxy Statement. We refer you to our letter to you from Leslie A. Overton, Associate Chief Accountant dated May 6, 2008.

Small Mine Development, LLC Financial Statements, page E-1

6. Please highlight to investors that the financial statements of Small Mine Development, LLC ("SMD") are not audited and indicate, if true, that it was not practicable for SMD's financial statements for the most recent fiscal year included in the Proxy Statement to be audited and that the prior fiscal years were not previously audited. Refer to Item 17(b)(7) of Form S-4. Alternatively, please provide the audited financial statements of SMD.

7. Please update the financial statements. Refer to Rule 3-12 of Regulation S-X.

Closing Comments

Please amend your Form 10-QSBs within ten days of the receipt of this letter, or tell us when you will amend them. As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jill Davis, Accounting Branch Chief, at 202-551-3683 with any questions on accounting matters or the financial statements. Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Kimberly Anderson, Esq. (by facsimile, 206-903-8820)
        D. Levy
        J. Davis